UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-53659

China Acquisition Group, Inc.
(Exact name of registrant as specified in its charter)

Room 912, Wai Tung House, Tung Tau Estate,
Wong Tai Sin, Kowloon, Hong Kong
Tel.:  852-9457-1157
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date: 1 holder

     Pursuant to the requirements of the Securities Exchange Act of 1934, China Acquisition Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CHINA ACQUISITION GROUP, INC.

By:	/s/ Yik Li Yee
Yik Li Yee President

Dated: December 15, 2009